Morgan Stanley Capital Opportunities Trust
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	Edenred
Purchase/Trade Date:	10/07/2010
Size of Offering/shares: 15,462,000
Offering Price of Shares: EUR 14.700
Amount of Shares Purchased by Fund: 5,148 shares
Percentage of Offering Purchased by Fund: 0.033%
Percentage of Funds Total Assets: 0.03%
Brokers: HSBC, Morgan Stanley, UBS
Purchased from: UBS London